SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                            Commission File Number  ___________

                           NOTIFICATION OF LATE FILING

(Check One):        [ ] Form 10-K        [ ] Form 11-K       [ ] Form 20-F

                    [x] Form 10-QSB      [ ] Form N-SAR


           For Period Ended: March 31, 2002

[ ]  Transition Report on Form 10-K    [  ]      Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F    [  ]      Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

  For the Transition Period Ended: _____________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:
_________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: e resources inc

Former name if applicable:   Dryden Industries, Inc.

Address of principal executive office:  304 North Highway 377

City, state and zip code: Roanoke, Texas 76262

                                     PART II
                             RULE 12b-25 (b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[__] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     The Company could not file the referenced Form 10-QSB without unreasonable effort or expense because its lack of cash has caused a significant strain on Company resources, as reported in its 2001 10-KSB. The Company requires additional time to gather and analyze information and to assess the financial condition of the Company. The Company will file the referenced Form 10-QSB within the fifth calendar day following the original prescribed filing date for the quarterly report.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Christopher D. Curtis          (817) 491-8698

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [x] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [x] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates a significant loss for the first quarter of 2002, due primarily to general and administrative costs incurred in connection with the discontinuation of the operations of the Company.

                                 e resources inc
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 16, 2002                      By: /s/ Christopher D. Curtis
                                              -------------------------
                                          Printed Name: Christopher D. Curtis
                                          Title: Chief Executive Officer